Mail Stop 6010



July 22, 2005

Andrew Makrides
President, Chief Executive Officer
Bovie Medical Corporation
734 Walt Whitman Road
Melville, New York 11747


Re:	Bovie Medical Corporation
	Amendment No. 3 to Registration Statement on Form S-3
	Filed July 15, 2005
	And Documents Incorporated by Reference
	File No. 333-120741

Dear Mr. Makrides:

      We have reviewed your revised filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form S-3

Risk Factors, page 6

1. We note your response to comment 1. Please demonstrate that deleted disclosure was not material, considering both quantitative and qualitative factors. If you do not know the identity of your ultimate customers, it is unclear why investors should not know of the risks created by that lack of knowledge.

Where You Can Find More Information, page 29

2. You should incorporate all required reports during the applicable period, not just the latest amendments to those reports.

Exhibit 5.1

3. Tell us the reasons for the changes from the version of the opinion that you filed with the previous amendment.

4. Counsel must also revise its opinion to specifically consent to the filing of the opinion as an exhibit to the registration statement.

Amendment No. 1 to Annual Report on Form 10-KSB for the year ended December 31, 2004

Item 6 - Management`s Discussion and Analysis

Results of Operations

5. We note the revisions you have made in response to comment 19 in our letter dated May 12, 2005. Please continue your efforts to further explain the reasons for the material variations in your operating results during the periods discussed. For example, we note you have indicated that your sales to Arthrex increased by $2.4 million for fiscal 2004 as compared to fiscal 2003 but you have not fully indicated the reasons why your sales to Arthrex increased by this amount.

Item 8A - Disclosure Controls and Procedures

6. We note that the scope of your conclusion as to the effectiveness of your disclosure controls and procedures is still limited by your statement that your disclosure controls and procedures are effective
"to bring to the attention of the Company`s management the relevant information necessary to permit an assessment of the need to disclose material developments and risks pertaining to the Company`s business in its periodic filings with the Securities and Exchange Commission."
Since the conclusion as to the effectiveness of the disclosure controls and procedures only addresses a subset of the elements of the term "disclosure controls and procedures" as set forth in Exchange Act Rule 13a-15(e), please either expand your conclusion to address all of the material elements of that term or, alternatively, to the extent that the conclusion would be true, please remove the limitation on the scope of the conclusion (for example, by removing all of the words that appear after the word "effective").

Item 10 - Executive Compensation

7. We note the employment agreements that you have filed as exhibits to your Form 10-KSB/A and your disclosure that "[i]n January 3, 2004, we extended employment contracts with certain of its officers for two years." Please tell us whether any written amendments to the employment agreements you have filed have been entered into. If written amendments do exist, they should also be filed as exhibits.

8. We note the first footnote to the table on page 22 that summarizes the basic terms of the employment agreements. Please tell us how you determined to include total extensions for six years for purposes of indicating the expiration dates of the related employment agreements.
Also, it appears that the employment agreements identified in the table may be terminated by the employee at any time upon at least thirty (30) days prior written notice to your company. As applicable, please disclose the terms upon which the employees may terminate the employment agreements identified in the table.

9. We note the provisions contained in Sections 10(d) of the agreements with each of Messrs. Makrides, Saron and Citronowicz and
Section 10 (c) of the agreement with Mr. Peabody. Please revise your disclosure to describe the termination and change-in-control arrangements as required by Item 402(g)(2) of Regulation S-B.

Exhibits

10. Your response to comment 8 indicates that that the Emergency
Medical Innovations agreement may be material; therefore, it should be filed.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Traci Hornfeck at (202) 551-3642, or Brian Cascio, Branch Chief, at (202) 551-3676, if you have questions regarding comments on the financial statements and related matters.
Please contact Tim Buchmiller at (202) 551-3635 or me at (202)
551-
3617 with any other questions.
							Sincerely,



							Russell Mancuso
							Branch Chief

cc:	Alfred V. Greco, Esq. (via fax)
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Andrew Makrides
Bovie Medical Corporation
July 22, 2005
Page 4